June 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Confluent, Inc.

Registration Statement on Form S-1 (File No. 333-256693)

Attn:	Jan Woo, Legal Branch Chief

Alexandra Barone, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Senior Staff Accountant

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 16, 2021 and the date hereof, in accordance with Rule 460 of the Securities Act of 1933, as amended, (the “Act”), approximately 6,286 copies of the Preliminary Prospectus, dated June 16, 2021, were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We have been informed by the participating underwriters that they have complied, and they will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 under the Act, we hereby join in the request of Confluent, Inc. that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on June 23, 2021, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Signature page follows.]

Very truly yours,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC

As Representatives of the
Prospective Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Cummings
	Name:	Lauren Cummings
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Bianca Buck
	Name:	Bianca Buck
	Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request Letter]